Exhibit 12

MGM RESORTS INTERNATIONAL

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(In thousands, except ratio data)

	Years Ended December 31,
	2017	2016	2015	2014	2013
	(In thousands)
Earnings:
Income (loss) from continuing operations before income taxes and (income) loss from unconsolidated affiliates	$852,517	$787,868	$(1,224,189)	$435,761	$202,550
Fixed charges (see below)	806,030	814,731	862,377	846,321	862,417
Distributed income from unconsolidated affiliates	13,050	16,905	29,333	15,568	17,038
Less: Preference security dividend requirements of consolidated subsidiaries (c)	(26,175)	(546)	—	—	—
Less: Capitalized interest	(111,110)	(119,958)	(64,798)	(29,260)	(5,070)
Total earnings	1,534,312	1,499,000	(397,277)	1,268,390	1,076,935
Fixed charges:
Interest expense, net (a)	$668,745	$694,773	$797,579	$817,061	$857,347
Preference security dividend requirements of consolidated subsidiaries (c)	26,175	546	—	—	—
Capitalized interest	111,110	119,958	64,798	29,260	5,070
Total fixed charges	806,030	815,277	862,377	846,321	862,417
Ratio of earnings to fixed charges	1.90x	1.84x	(b)	1.50x	1.25x
Deficiency	$—	$—	$1,259,654	$—	$—

(a)	Interest expense does not include the interest factor of rental expense as these amounts are not material.
(b)	Earnings were inadequate to cover fixed charges.
(c)

Preference security dividend is the amount of pretax earnings that is required to pay the dividends as well as the accretion of the carrying value of redeemable noncontrolling interest, both relating to the non-voting economic interests of MGM National Harbor.